Exhibit 99.1

HEAD OFFICE
800 René-Lévesque Blvd West, Suite 1050	Telephone : (514) 871-1473
Montréal (Québec)	Fax : (514) 871-1980
H3B 1X9

February 1, 2013

VIA SEDAR

To the Canadian Securities Administrators

RE:	Tembec Inc.
Annual General and Special Meeting of Shareholders held on January 31, 2013
Report on Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), the following are voting results from the annual general and special meeting of shareholders of Tembec Inc. (the “Corporation”) held on January 31, 2013 at 11:00 a.m. The matters voted upon were approved as follows:

Matter Voted Upon	Voting Results
1. Election of Directors

By a vote by way of show of hands, all nominees for election as directors were elected to hold office for the ensuing year or until their directors are elected or appointed.

If a ballot vote had been taken, based upon proxy votes by shareholders received by the Corporation, the voting results for the election of directors would have been:

	Name of Nominee	Votes For %	Votes Withheld
			%
	Norman M. Betts	99.39	0.61
	James E. Brumm	99.39	0.61
	James N. Chapman	99.30	0.70
	James V. Continenza	99.13	0.87
	Michel J. Dumas	99.08	0.92
	Jacques Leduc	99.33	0.67
	James M. Lopez	99.39	0.61
	Pierre Lortie	99.25	0.75
	Francis M. Scricco	99.09	0.91
	David J. Steuart	99.30	0.70
	Lorie Waisberg	99.07	0.93

HEAD OFFICE
800 René-Lévesque Blvd West, Suite 1050	Telephone : (514) 871-1473
Montréal (Québec)	Fax : (514) 871-1980
H3B 1X9

2. Appointment of Auditors

By a vote by way of show of hands, KPMG LLP, Chartered Accountants, were appointed as the Corporation’s auditors to hold office until the next annual meeting of shareholders, or until their successors are appointed, and the directors were authorized to determine their remuneration.

	If a ballot vote had been taken, based upon proxy votes by shareholders received by the Corporation, the voting results for appointment of auditors would have been:

	Votes For %	Votes Withheld %
	99.60	0.40
3. Ratification of Shareholder Rights Plan

By a vote by way of show of hands, the Shareholder Rights Plan Agreement dated as of December 13, 2012 between the Corporation and Computershare Trust Company of Canada, as rights agent, was approved, ratified and confirmed.

	If a ballot vote had been taken, based upon proxy votes by shareholders received by the Corporation, the voting results for the ratification of the Shareholder Rights Plan would have been:

	Votes For %	Votes Against %
	86.92	13.08

(s) Patrick LeBel
Patrick LeBel
Vice President, General Counsel and |
Corporate Secretary